UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 000-52679

CHINA DISCOVERY ACQUISITION CORP.

(Translation of registrant’s name into English)

Tower C, Van Tone Centre, Suite 1203
6 Chaowai Street, Chaoyang District
Beijing 100020
People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

China Discovery Acquisition Corp. (“China Discovery”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of China Discovery’s shareholders to be held to approve the proposed acquisition discussed in the section titled “Entry Into a Material Definitive Agreement” in the Report of Foreign Private Issuer on Form 6-K filed by China Discovery with the Securities and Exchange Commission on April 14, 2009.

China Discovery’s officers and directors have no rights to any liquidation distribution China Discovery makes with respect to the ordinary shares sold in its initial public offering (“IPO”). Therefore, their equity holding will have no value if China Discovery does not acquire a target business within twenty four months of the IPO as required by China Discovery’s Memorandum and Articles of Association, unless an extension to such time is approved by its shareholders. Shareholders of China Discovery and other interested persons are advised to read China Discovery’s proxy statement in connection with China Discovery’s solicitation of proxies for the special meeting because this proxy statement contains important information.

The proxy statement was mailed to shareholders as of a record date established for voting on the proposed acquisition. Shareholders will also be able to obtain a copy of the proxy statement without charge from China Discovery. The proxy statement may also be obtained without charge at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

This Report of Foreign Private Issuer contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding HeNan Smart Food Company Limited (together with its subsidiaries and affiliated entities, “HeNan Smart Food”) or China Discovery’s (together with HeNan Smart Food, the “acquisition parties”) strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding HeNan Smart Food’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. China Discovery and HeNan Smart Food may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which HeNan Smart Food is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting HeNan Smart Food's revenue and profitability; HeNan Smart Food’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; and general economic conditions. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by China Discovery or HeNan Smart Food. Neither China Discovery nor HeNan Smart Food assumes any obligation to update any forward-looking statements.

Explanatory Note

In a Report on Form 6-K dated April 14, 2009, China Discovery Acquisition Corp., a company incorporated in the Cayman Islands (“China Discovery”), announced that a stock purchase agreement was entered into on April 8, 2009 by and among China Discovery, HeNan Smart Food Company Limited, a Chinese enterprise (together with its subsidiaries and affiliated entities, “HeNan Smart Food”), Fenland Investments Limited (“Fenland”), a British Virgin Islands company, and Calendar Profits Limited (“Calendar”), a British Virgin Islands company, Honest Joy Group Limited (“Honest Joy”), a British Virgin Islands company, (Fenland, Calendar and Honest Joy each a “Seller” and collectively, the “Sellers”), and Mr. Wang Youli (“Wang”), the ultimate beneficial owner of 92% of the equity interests of HeNan Smart Food and 100% of Fenland.

On or about June 2, 2009, China Discovery mailed to holders of its ordinary shares of record on May 22, 2009 a detailed proxy statement that contains a description of the proposed acquisition of the parent company of HeNan Smart Food to be voted on at China Discovery’s extraordinary general meeting of shareholders. At that meeting, China Discovery’s shareholders will be asked to, among other things, vote on the proposed acquisition. The proxy statement was also filed as Exhibit 99.1 to a Report on Form 6-K dated June 2, 2009.

China Discovery is filing this Report on Form 6-K to provide its shareholders with additional information about the proposed acquisition and the extraordinary general meeting of shareholders. China Discovery urges you to read this Report on Form 6-K, together with the proxy statement previously sent to you regarding the proposed acquisition, carefully and in its entirety.

Other Events.

As of June 21, 2009, China Discovery has agreed to purchase 2,624,090 ordinary shares after the closing of the proposed acquisition of the parent company of HeNan Smart Food for an aggregate of  $15,377,167.40. Such shares will be voted in favor of the proposed transaction.

The only holders of more than 5% of the outstanding ordinary shares of China Discovery (based on filings on Schedule 13D or Schedule 13G) that have entered into agreements to sell their shares are Private Equity Management Group, LLC and HBK Investments L.P., which will receive approximately $4,102,000.00 and $2,337,554.00, respectively, upon completion of their sales.

On June 22, 2009, China Discovery announced that it will be adjourning its extraordinary general meeting of shareholders originally scheduled to be held at 10:00 a.m. (New York City time) on June 19, 2009 until June 24, 2009 at the same time and place.  A copy of the press release making the announcement is attached as Exhibit 99.1 hereto.

Where to Find Additional Information.

China Discovery is a foreign private issuer. As such, the proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The proxy statement with respect to the proposed acquisition contains risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of China Discovery to provide to its shareholders proxy materials with respect to the proposed acquisition that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.

China Discovery filed with the SEC the proxy statement, under cover of a Form 6-K on June 2, 2009, in connection with the proposed transaction with HeNan Smart Food. Shareholders are urged to carefully read the final proxy statement and any other relevant documents filed with the SEC, because they contain important information about China Discovery and the proposed acquisition. Copies of the final proxy statement and other documents filed by China Discovery are available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to China Discovery Acquisition Corp., c/o Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, Attn: Karen Smith, telephone number: 206- 870-8565.

Financial Statements and Exhibits.
No.	Description

99.1	Press Release, dated June 22, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 22, 2009

CHINA DISCOVERY ACQUISITION CORP.

By:	/s/ Beatrice Hom
Name: Beatrice Hom
Title: Chief Operating Officer and Chief Financial Officer